Exhibit 3.1

Certificate of Amendment to the
Third Amended and Restated Certificate of Incorporation
of
AMC Entertainment Holdings, Inc.

AMC Entertainment Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1.              This Certificate of Amendment amends the Third Amended and Restated Certificate of Incorporation of the Corporation, as amended by the Certificate of Amendment dated July 29, 2020, and as further amended by the Certificate of Amendment dated January 22, 2021 (as amended, the “Certificate of Incorporation”) as follows:

i.	Section A of Article IV of the Certificate of Incorporation is hereby replaced in its entirety with the following:

“A. The total number of shares of capital stock that the Corporation has authority to issue is 600,000,000 shares, consisting of (i) 550,000,000 shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”) and (ii) 50,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).”

ii.	That Article IV of the Certificate of Incorporation is hereby amended by a new Section P stating the following:

“P. REVERSE SPLIT. Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that every ten (10) shares of Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock will be issued in connection with the Reverse Stock Split. In lieu of any fractional share of Common Stock that a stockholder would otherwise be entitled to receive as a result of the Reverse Stock Split, the Corporation shall arrange for the disposition of fractional interests by causing the transfer agent to (i) aggregate and sell such fractional interests and (ii) allocate and distribute the net proceeds from such sale among the holders of fractional interests as their respective interests appear on the records books of the Corporation.”

2.              The foregoing amendments to the Certificate of Incorporation were duly adopted in accordance with the provisions of Section 242 of General Corporation Law of the State of Delaware.

3.              The foregoing amendments to the Certificate of Incorporation shall become effective at 12:01 a.m. (New York City time) on August 24, 2023.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by the undersigned officer, duly authorized, as of the 14th day of August, 2023.

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel & Secretary